FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing  that the transformation of the shares series “Banco de Chile-S” has been duly registered in the respective Securities Register as agreed upon the Extraordinary Shareholders Meeting held on March 17, 2011.

.

Santiago, April 18, 2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

            Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, that on April 15, 2011,  the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”  has been duly registered in the respective Securities Register as agreed upon the Extraordinary Shareholders Meeting held on March 17, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr, Andres Rubio Flores on April 22 and a summary of which was registered in the Registrar of Commerce of the Santiago Public Registrant and published in the Official Gazette on April 4, 2011.

Accordingly, the 86,942,514,973 shares in which the capital of the Bank is divided are registered in the Securities Register of the Superintendence of Banks and Financial Institutions and have the name “Banco de Chile”.

Sincerely,

Eduardo Ebensperger Orrego

Acting Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2011.

Banco de Chile

/s/ Eduardo Ebensperger O.

By: Eduardo Ebensperger O.

       Acting CEO